IMMEDIATE

1 January 2000

01/00

BHP REPORTS SUCCESSFUL Y2K TRANSITION

The Broken Hill Proprietary Company Limited (BHP) said today reports received at its Melbourne headquarters indicate there have been no problems to date with the Year 2000 date transition at the Company's operations around the world. The situation will continue to be monitored.

BHP Managing Director and CEO Paul Anderson said: "The smooth transition of our businesses and operations is extremely pleasing. It is a credit to the extensive planning and preparation which has been underway to ensure the Company's successful transition to Year 2000."

BHP has been addressing the Year 2000 problem since 1996 and the Company's Year 2000 Project will continue through to March 2000, covering the Leap Year issue.

* * * *

Contact: Mandy Frostick, Manager Media Relations

BHP Group

Tel: +61 3 9609 4157

Mobile: +61 419 546 245

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030

E-Mail: hirsch.pierre.pl@bhp.com.au